Exhibit 99.B(m)(3)

SCHEDULE I

TO DISTRIBUTION AND SERVICE PLAN

FOR CLASS A SHARES OF THE VICTORY VARIABLE INSURANCE FUNDS

DATED JANUARY 1, 2003 AND AMENDED MAY 18, 2004

This Plan shall be adopted with respect to Class A Shares of the following series of Victory Variable Insurance Funds:

Fund	Rate*
1. Victory Variable Insurance Diversified Stock Fund	0.25%

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class A Shares.

Current as of December 5, 2017.

VICTORY VARIABLE INSURANCE FUNDS

By:	/s/ Christopher K. Dyer
	Name:	Christopher K. Dyer

	Title:	President

VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Peter Scharich
	Name:	Peter Scharich

	Title:	President